STATEMENTS

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	September 30, 2012	December 31, 2011

Assets
Current assets
Cash		$–	$5,629
Accounts receivable		127,219	124,806
Deferred financial assets	14	54,878	2,312
Other current		16,757	14,655

		198,854	147,402
Exploration and evaluation assets	4	768,166	874,799
Property, plant and equipment	5	4,535,033	4,332,011
Goodwill		149,717	154,691
Deferred financial assets	14	7,196	6,585
Other assets	7	11,946	207,824

Total Assets		$5,670,912	$5,723,312

Liabilities
Current liabilities
Accounts payable		$271,973	$422,666
Dividends payable		17,814	32,609
Current portion of long-term debt	8	45,241	46,808
Deferred financial credits	14	20,247	35,711

		355,275	537,794

Long-term debt	8	1,073,328	860,286
Deferred financial credits	14	17,061	31,820
Deferred tax liability		419,493	452,670
Decommissioning liability	9	578,951	563,763

		2,088,833	1,908,539

Total Liabilities		2,444,108	2,446,333

Equity
Shareholders' capital	13	3,808,418	3,442,364
Contributed surplus	13	33,488	26,910
Accumulated deficit		(524,478)	(279,467)
Accumulated other comprehensive income/(loss)		(90,624)	87,172

		3,226,804	3,276,979

Total Liabilities & Equity		$5,670,912	$5,723,312

See accompanying notes to the Condensed Consolidated Financial Statements

ENERPLUS 2012 3rd QUARTER REPORT      23

Condensed Consolidated Statements of Income (loss)
and Comprehensive Income (loss)

		Three months ended September 30,		Nine months ended September 30,
(CDN$ thousands) unaudited	Note	2012	2011	2012	2011

Revenues
Oil and gas sales		$331,753	$317,761	$998,067	$1,001,190
Royalties		(64,624)	(56,096)	(193,803)	(176,873)
Commodity derivative instruments gain/(loss)	14	(40,780)	117,103	74,276	92,793

		226,349	378,768	878,540	917,110

Expenses
Operating		94,482	73,607	247,065	198,198
General and administrative		18,597	15,279	59,970	49,688
Equity based compensation		5,066	4,050	9,963	20,353
Transportation		6,815	4,827	19,775	15,389
Depletion, depreciation and amortization	5	132,780	108,884	379,515	312,480
Impairments	6	113,824	–	200,730	32,394
Foreign exchange	11	(13,609)	6,177	(18,885)	3,297
Finance expense	10	18,923	10,748	52,129	42,589
Asset disposition gain		(47,782)	(3,937)	(71,726)	(302,082)
Other expense/(income)		207	(61)	(63)	(657)

		329,303	219,574	878,473	371,649

Income/(loss) before taxes		(102,954)	159,194	67	545,461
Current tax expense/(recovery)	12	(2,249)	32,333	2,299	76,329
Deferred tax expense/(recovery)	12	(37,239)	15,540	(5,209)	60,280

Net Income/(loss)		$(63,466)	$111,321	$2,977	$408,852

Other Comprehensive Income
Change due to marketable securities (net of tax)	7
Unrealized gains/(losses)		(17,440)	(457)	(68,517)	52,761
Unrealized gains reclassified to net income		(41,956)	–	(41,956)	–
Change in cumulative translation adjustment		(69,070)	117,152	(67,323)	71,034

Other Comprehensive Income/(loss), net of tax		$(128,466)	116,695	$(177,796)	$123,795

Total Comprehensive Income/(loss)		$(191,932)	$228,016	$(174,819)	$532,647

Net income/(loss) per share
Basic		$(0.32)	$0.62	$0.02	$2.28
Diluted		$(0.32)	$0.62	$0.02	$2.27

Weighted average number of shares outstanding (thousands)	13
Basic		197,618	180,266	194,753	179,566
Diluted		197,776	180,647	194,944	179,947

See accompanying notes to the Condensed Consolidated Financial Statements

24      ENERPLUS 2012 3rd QUARTER REPORT

Condensed Consolidated Statements of Changes
in Shareholders' Equity

Nine months ended September 30 (CDN$ thousands) unaudited	2012	2011

Shareholders' Capital
Balance, beginning of year	$3,442,364	$5,639,380
Reclassification of EELP units	–	44,387
Reclassification of accumulated deficit	–	(2,314,775)
Public offering	330,618	–
Stock Option Plan – cash	1,180	11,184
Stock Option Plan – non cash	1,119	8,526
Dividend Reinvestment Plan	19,150	38,491
Stock Dividend Plan	13,987	–

Balance, end of period	$3,808,418	$3,427,193

Contributed Surplus
Balance, beginning of year	$26,910	$3,795
Reclassification of trust unit rights liability	–	20,156
Stock Option Plan – exercised	(1,119)	(8,526)
Stock Option Plan – expensed	7,697	9,583

Balance, end of period	$33,488	$25,008

Accumulated Deficit
Balance, beginning of year	$(279,467)	$(2,314,775)
Reclassification to Shareholders' Capital	–	2,314,775
Net income	2,977	408,852
Cash dividends	(234,001)	(291,179)
Stock dividends	(13,987)	–

Balance, end of period	$(524,478)	$117,673

Accumulated other comprehensive income
Balance, beginning of year	$87,172	$(22)
Changes due to marketable securities (net of tax)
Unrealized gains/(losses)	(68,673)	52,761
Unrealized gains reclassified to net income	(41,800)	–
Change in cumulative translation adjustment	(67,323)	71,034

Balance, end of period	$(90,624)	$123,773

Total Equity	$3,226,804	$3,693,647

See accompanying notes to the Condensed Consolidated Financial Statements

ENERPLUS 2012 3rd QUARTER REPORT      25

Condensed Consolidated Statements of Cash Flows

	Three months ended September 30,		Nine months ended September 30,
(CDN$ thousands) unaudited	2012	2011	2012	2011

Operating Activities
Net income	$(63,466)	$111,321	$2,977	$408,852
Non-cash items add/(deduct):
Depletion, depreciation and amortization	132,780	108,884	379,515	312,480
Impairments	113,824	–	200,730	32,394
Change in fair value of derivative instruments	55,986	(146,811)	(83,400)	(153,698)
Deferred tax expense/(recovery)	(37,239)	15,540	(5,209)	60,280
Foreign exchange loss/(gain) on U.S. dollar debt	(25,370)	31,690	(15,815)	18,567
Accretion expense	3,356	3,450	10,324	10,244
Equity based compensation – stock option plan	2,588	2,805	7,697	9,583
Amortization of debt transaction costs	303	320	1,097	889
Cross currency interest rate swap principal settlement	–	–	18,043	19,418
Asset disposition gain	(47,782)	(3,937)	(71,726)	(302,082)

Funds Flow	134,980	123,262	444,233	416,927
Decommissioning expenditures	(3,396)	(4,937)	(14,406)	(13,108)
Changes in non-cash operating working capital	(12,138)	(32,803)	(84,144)	(22,571)

Cash flow from operating activities	119,446	85,522	345,683	381,248

Financing Activities
Issuance of shares	–	15,409	350,948	49,675
Cash dividends	(44,850)	(97,416)	(234,001)	(291,179)
Change in bank debt	(15,720)	250,540	(142,691)	30,250
Repayment on senior notes	–	–	(35,623)	(34,248)
Proceeds from senior note issue	–	–	406,088	–
Cross currency interest rate swap principal settlement	–	–	(18,043)	(19,418)
Changes in non-cash financing working capital	55	101	(14,794)	348

Cash flow from financing activities	(60,515)	168,634	311,884	(264,572)

Investing Activities
Capital expenditures	(169,752)	(204,542)	(701,495)	(529,170)
Property and land acquisitions	(7,277)	(67,313)	(63,946)	(209,946)
Property dispositions	3,112	7,320	25,636	638,108
Sale of equity investment	141,044	–	145,454	–
Changes in non-cash investing working capital	(37,238)	17,874	(71,498)	(12,541)

Cash flow from investing activities	(70,111)	(246,661)	(665,849)	(113,549)

Effect of exchange rate changes on cash	4,005	418	2,653	788

Change in cash	(7,175)	7,913	(5,629)	3,915
Cash, beginning of period	7,175	4,376	5,629	8,374

Cash, end of period	$–	$12,289	$–	$12,289

Supplementary Cash Flow Information
Cash income taxes paid	$–	$52,958	$17,651	$53,126
Cash interest paid	$3,249	$2,959	$24,774	$28,087

See accompanying notes to the Condensed Consolidated Financial Statements

26      ENERPLUS 2012 3rd QUARTER REPORT

NOTES

Notes to Consolidated Financial Statements

1. REPORTING ENTITY

These interim condensed consolidated financial statements and notes ("interim Consolidated Financial Statements") present the results of Enerplus Corporation ("Enerplus") including its Canadian and U.S. subsidiaries.

Enerplus is a North American crude oil and natural gas exploration and development company, and is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada.

The interim Consolidated Financial Statements were authorized for issue by the Board of Directors on November 8, 2012.

2. BASIS OF PREPARATION

Enerplus' interim Consolidated Financial Statements present its results of operations and financial position under International Financial Reporting Standards ("IFRS") as at and for the three and nine months ended September 30, 2012, including the 2011 comparative periods. They have been prepared in accordance with IAS 34, "Interim Financial Reporting" as issued by the International Accounting Standards Board ("IASB"). These interim Consolidated Financial Statements do not include all the necessary annual disclosures as prescribed by IFRS and should be read in conjunction with Enerplus' audited Consolidated Financial Statements as of December 31, 2011. There have been no changes to the use of estimates or judgments since December 31, 2011.

3. SIGNIFICANT ACCOUNTING POLICIES

Enerplus' accounting policies are unchanged from December 31, 2011. There have been no new accounting pronouncements during the period. These interim Consolidated Financial Statements should be read in conjunction with Enerplus' audited Consolidated Financial Statements as of December 31, 2011.

4. EXPLORATION AND EVALUATION ("E&E") ASSETS

Carrying value ($ thousands)	E&E assets

At December 31, 2011	$874,799
Capital spending and acquisitions	191,765
Dispositions	(23,386)
Transfers to Property, Plant and Equipment	(141,564)
Impairment	(113,824)
Foreign currency translation adjustment	(19,624)

As at September 30, 2012	$768,166

As at September 30, 2012 the E&E asset balance of $768,166,000 (December 31, 2011 – $874,799,000) consists of undeveloped lands and assets that management has not fully evaluated for technical feasibility and commercial viability.

5. PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Carrying value before accumulated depletion and depreciation ($ thousands)	D&P assets	Office and other	Total

As at December 31, 2011	$5,904,859	$71,016	$5,975,875
Capital spending and acquisitions	564,855	8,821	573,676
Transfers from Exploration and Evaluation	141,564	–	141,564
Change in decommissioning costs (Note 9)	19,217	–	19,217
Dispositions	(8,150)	–	(8,150)
Foreign currency translation adjustment	(64,344)	(319)	(64,663)

As at September 30, 2012	$6,558,001	$79,518	$6,637,519

ENERPLUS 2012 3rd QUARTER REPORT      27

Accumulated Depletion and Depreciation	D&P assets	Office and other	Total

As at December 31, 2011	$1,591,199	$52,665	$1,643,864
Depletion, Depreciation and Amortization	374,752	4,763	379,515
Impairment expense (Note 6)	86,906	–	86,906
Foreign currency translation adjustment	(7,727)	(72)	(7,799)

As at September 30, 2012	$2,045,130	$57,356	$2,102,486

Net carrying value	D&P assets	Office and other	Total

As at December 31, 2011	$4,313,660	$18,351	$4,332,011

As at September 30, 2012	$4,512,871	$22,162	$4,535,033

6. IMPAIRMENT

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2012	2011	2012	2011

E&E assets	$113,824	$–	$113,824	$–
D&P assets	–	–	86,906	32,394

Impairment expense	$113,824	$–	$200,730	$32,394

E&E asset impairments recorded for the three and nine months ended September 30, 2012 relate to undeveloped land and assets that management does not intend to develop further. Developed and Producing ("D&P") asset impairments recorded for the nine months ended September 30, 2012 and 2011 relate to natural gas focused cash generating units ("CGUs") and reflect lower forecast natural gas prices at March 31, 2012 and 2011. The estimated recoverable amounts used for impairment testing were based on the respective assets value in use, calculated using proved plus probable reserves discounted at 10%.

7. OTHER ASSETS

Other assets of $11,946,000 (December 31, 2011 – $207,824,000) represent Enerplus' marketable securities portfolio. During the three months ended September 30, 2012 Enerplus sold its shares in Laricina Energy Ltd. for proceeds of $141,044,000 (net of transaction costs) recognizing an economic gain of $86,516,000 and an accounting gain of $47,782,000. Enerplus reversed $41,956,000 net of tax ($47,782,000 before tax) of unrealized gains previously recorded in accumulated other comprehensive income.

For the three and nine months ended September 30, 2012 the change in fair value of these investments represented unrealized losses of $19,967,000 ($17,439,000 net of tax) and unrealized losses $78,449,000 ($68,517,000 net of tax), respectively. For the same periods in 2011 the change in fair value of these investments represented unrealized losses of $528,000 ($457,000 net of tax) and unrealized gains of $60,946,000 ($52,761,000 net of tax), respectively.

28      ENERPLUS 2012 3rd QUARTER REPORT

8. DEBT

($ thousands)	September 30, 2012	December 31, 2011

Current:
Current portion of long-term debt	$45,241	$46,808

	45,241	46,808

Long-term:
Bank credit facility	$307,270	$446,182
Senior notes
CDN$30 million (Matures May 15, 2019)	30,000	–
US$20 million (Matures May 15, 2022)	19,674	–
US$355 million (Matures May 15, 2024)	349,214	–
CDN$40 million (Matures September 18, 2015)	40,000	40,000
US$40 million (Matures September 18, 2015)	39,348	40,680
US$225 million (Matures September 18, 2021)	221,333	228,825
US$54 million (Matures October 1, 2015)(1)	31,872	32,951
US$175 million (Matures September 19, 2014)(2)	34,617	71,648

	1,073,328	860,286

Total debt	$1,118,569	$907,094

(1)
The outstanding U.S. principal as at September 30, 2012 was US$43,200,000, a portion of which is classified as current.
(2)
The outstanding U.S. principal as at September 30, 2012 was US$70,000,000, a portion of which is classified as current.

The terms and rates of the Company's outstanding senior notes are detailed below:

Issue Date		Original Principal ($ millions)		Remaining Principal ($ millions)	Coupon Rate	Interest Payment Dates	Repayment

May 15, 2012	CDN$	30,000	CDN$	30,000	4.34%	May 15 and Nov 15	Bullet payment on May 15, 2019
May 15, 2012	US$	20,000	US$	20,000	4.40%	May 15 and Nov 15	Bullet payment on May 15, 2022
May 15, 2012	US$	355,000	US$	355,000	4.40%	May 15 and Nov 15	5 equal annual installments beginning May 15, 2020

June 18, 2009	CDN$	40,000	CDN$	40,000	6.37%	June 18 and Dec 18	Bullet payment on June 18, 2015
June 18, 2009	US$	40,000	US$	40,000	6.82%	June 18 and Dec 18	Bullet payment on June 18, 2015
June 18, 2009	US$	225,000	US$	225,000	7.97%	June 18 and Dec 18	5 equal annual installments beginning June 18, 2017

Oct 1, 2003	US$	54,000	US$	43,200	5.46%	April 1 and Oct 1	5 equal annual installments beginning Oct 1, 2011

June 19, 2002	US$	175,000	US$	70,000	6.62%	June 19 and Dec 19	5 equal annual installments beginning June 19, 2010

On October 31, 2012 Enerplus' $1,000,000,000 bank credit facility was extended to October 31, 2015. There were no changes to the pricing, bank syndicate or the size of the facility.

ENERPLUS 2012 3rd QUARTER REPORT      29

9. DECOMMISSIONING LIABILITY

Enerplus has estimated the net present value of its decommissioning liability to be $578,951,000 as at September 30, 2012 compared to $563,763,000 at December 31, 2011, based on a total undiscounted liability of $633,548,000 and $644,922,000 respectively. The decommissioning liability was calculated using a risk free rate of 2.32% at September 30, 2012 (December 31, 2011 – 2.49%).

($ thousands)	Nine months ended September 30, 2012	Year ended December 31, 2011

Decommissioning liability, beginning of year	$563,763	$392,709
Change in estimates	14,955	174,807
Property acquisition and development activity	4,742	4,828
Dispositions	(480)	(692)

Capitalized decommissioning costs	19,217	178,943
Decommissioning expenditures	(14,406)	(21,656)
Accretion	10,324	13,803
Foreign currency translation adjustment	53	(36)

Decommissioning liability, end of period	$578,951	$563,763

10. FINANCE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2012	2011	2012	2011

Realized:
Interest on bank debt and senior notes	$14,864	$10,726	$39,140	$35,316
Unrealized:
Cross currency interest rate swap loss /(gain)	756	(3,881)	2,488	(2,786)
Interest rate swap loss /(gain)	(356)	133	(920)	(1,074)
Amortization of debt transaction costs	303	320	1,097	889
Accretion of decommissioning liability	3,356	3,450	10,324	10,244

Finance expense	$18,923	$10,748	$52,129	$42,589

11. FOREIGN EXCHANGE

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2012	2011	2012	2011

Realized:
Foreign exchange loss/(gain)	$4,123	$(3,872)	$10,031	$16,436
Unrealized:
Translation of U.S. dollar debt loss/(gain)	(25,370)	31,690	(15,815)	18,567
Cross currency interest rate swap loss/(gain)	2,505	(5,098)	(14,807)	(18,464)
Foreign exchange swaps loss/(gain)	5,133	(16,543)	1,706	(13,242)

Foreign exchange loss/(gain)	$(13,609)	$6,177	$(18,885)	$3,297

12. INCOME TAXES

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2012	2011	2012	2011

Current tax expense/(recovery)
Canada	$239	$–	$116	$6
U.S.	(2,488)	32,333	2,183	76,323

Total current tax expense/(recovery)	$(2,249)	$32,333	$2,299	$76,329
Deferred tax expense/(recovery)	(37,239)	15,540	(5,209)	60,280

Total income tax expense/(recovery)	$(39,488)	$47,873	$(2,910)	$136,609

30      ENERPLUS 2012 3rd QUARTER REPORT

13. SHAREHOLDERS' CAPITAL

(a) Share Capital

	Nine months ended September 30,		Year ended December 31,
Authorized unlimited number of common shares	2012		2011

Issued: (thousands)	Shares	Amount	Shares	Amount

Balance, beginning of year	181,159	$3,442,364	176,946	$5,639,380
Corporate Conversion:
Reclassification of EELP units (non-cash)	–	–	1,703	44,387
Reclassification of Accumulated Deficit (non-cash)	–	–	–	(2,314,775)
Issued for cash:
Public offerings	14,709	330,618	–	–
Dividend reinvestment plan	955	19,150	1,928	52,375
Stock Option Plan	68	1,180	582	11,626
Non-cash:
Stock Dividend Plan	1,045	13,987	–	–
Stock Option Plan	–	1,119	–	9,371

Balance, end of period	197,936	$3,808,454	181,159	$3,442,364

(b) Dividends

For the three months ended September 30, 2012, Enerplus paid cash dividends of $44,850,000 (September 30, 2011 – $97,416,000) and issued stock dividends of $8,544,000. For the nine months ended September 30, 2012 Enerplus paid cash dividends of $234,001,000 (September 30, 2011 – $291,179,000) and issued stock dividends of $13,987,000.

(c) Equity Based Compensation

The following table summarizes Enerplus' equity based compensation expense:

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2012	2011	2012	2011

Cash:
Long term incentive plans expense/(recovery)	$5,224	$1,245	$5,355	$10,770
Non-Cash:
Stock option plan expense	2,588	2,805	7,697	9,583
Equity total return swap loss /(gain)	(2,746)	–	(3,089)	–

Equity based compensation expense	$5,066	$4,050	$9,963	$20,353

(i) Stock Option Plan

The following assumptions were used to arrive at the estimates of fair value during each of the respective reporting periods:

Weighted average for the period	September 30, 2012	December 31, 2011

Dividend yield(1)	8.2%	7.14%
Volatility(1)	28.4%	35.0%
Risk-free interest rate	1.35%	2.34%
Forfeiture rate	10%	9.4%
Expected life	4.5 years	4.5 years

(1)
Reflects the expected dividend yield and volatility of Enerplus shares over the life of the option.

ENERPLUS 2012 3rd QUARTER REPORT      31

The weighted average grant date fair value of options granted in 2012 was $2.23 (September 30, 2011 – $4.40). At September 30, 2012, 3,159,000 options were exercisable at a weighted average reduced exercise price of $30.10 with a weighted average remaining contractual term of 3.35 years, giving an aggregate intrinsic value of nil (September 30, 2011 – $4,613,000).

For the nine months ended September 30, 2012, a total of 68,000 (September 30, 2011 – 559,000) options were exercised at a weighted average reduced exercise price of $17.35 (September 30, 2011 – $20.01). The weighted average share price throughout the period was $17.97.

For the three and nine months ended September 30, 2012, Enerplus expensed a total of $2,588,000 (September 30, 2011 – $2,805,000) and $7,697,000 (September 30, 2011 – $9,583,000) respectively related to its stock option plan. The remaining unamortized grant date fair value of outstanding options of $9,607,000 (September 30, 2011 – $9,583,000) will be recognized in net income over the remaining vesting period. Activity for the periods is as follows:

	Nine months ended September 30, 2012		Year ended December 31, 2011
	Number of Options (000's)	Weighted Average Exercise Price(1)	Number of Options (000's)	Weighted Average Exercise Price(1)

Options outstanding
Beginning of year	5,098	$29.41	5,457	$32.11
Granted	7,291	19.01	2,154	30.27
Exercised	(68)	17.35	(582)	19.97
Forfeited	(841)	25.32	(845)	33.22
Expired	–	–	(1,086)	47.05

End of period	11,480	$23.18	5,098	$29.41

Options exercisable at the end of period	3,159	$30.10	1,932	$33.86

(1)
Exercise price reflects grant prices less any reduction in strike price for outstanding rights under the rights incentive plan.

The following table summarizes the Contributed Surplus balance as at:

($ thousands)	September 30, 2012	December 31, 2011

Cancelled shares	$3,795	$3,795
Stock option plan	29,693	23,115

Balance, end of period	$33,488	$26,910

(ii) Long-term Incentive Plans

The following table summarizes the Performance Share Units ("PSU"), Restricted Share Units ("RSU") and Director Share Units ("DSU") activity for the nine months ended September 30, 2012:

(thousands of units)	PSUs	RSUs	DSUs

Number of units, beginning of year	170	895	14
Granted	488	686	29
Settled	–	(485)	(9)
Forfeited	(51)	(111)	–

Number of units, end of period	607	985	34

At September 30, 2012 the long term incentive plans had a liability balance of $13,214,000 (December 31, 2011 – $21,254,000).

Enerplus has entered into an equity total return swap derivative ("equity swap") with respect to its cash settled long term incentive plans. Under the equity swap Enerplus effectively fixed the settlement cost on 800,000 units outstanding under the plans at price of approximately $12.64

32      ENERPLUS 2012 3rd QUARTER REPORT

per unit. At September 30, 2012 the equity swap was in a gain position of $3,089,000 and the change in fair value for the three and nine months ended September 30, 2012 was $2,746,000 and $3,089,000 respectively (refer to Note 14).

(d) Basic and Diluted Earnings per Share

Net income per share has been determined based on the following:

	Three months ended September 30,		Nine months ended September 30,
(thousands of shares)	2012	2011	2012	2011

Weighted average shares	197,618	180,266	194,753	179,566
Dilutive impact of options	158	381	191	381

Diluted shares	197,776	180,647	194,944	179,947

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Carrying Value and Fair Value of Non-Derivative Financial Instruments

Enerplus' non-derivative financial instruments include accounts receivable, accounts payable, marketable securities, dividends payable, bank indebtedness and long-term debt.

(i) Accounts Receivable, Accounts Payable, Dividends Payable, Bank Credit Facilities and Senior Notes

The carrying value of accounts receivable, accounts payable, dividends payable and bank credit facilities approximated their fair value at September 30, 2012 and December 31, 2011 due to their short term nature. At September 30, 2012 the combined fair values of Enerplus' senior notes was $907,232,000 and the carrying amount was $811,297,000 (December 31, 2011 – fair value of $540,426,000 and carrying value of $460,912,000). The fair value of the senior notes was estimated by discounting future interest and principal payments using available market information at the balance sheet date.

(b) Fair Value of Derivative Financial Instruments

Derivative instruments are recorded at their estimated fair value using observable market inputs, other than quoted prices, at the balance sheet date. The deferred financial assets and credits on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value. At September 30, 2012 a current deferred financial asset of $54,878,000, a current deferred financial credit of $20,247,000, a non-current deferred financial asset of $7,196,000 and a non-current deferred financial credit of $17,061,000 are recorded on the Consolidated Balance Sheet. The following table summarizes the change in fair value for the three months ended September 30, 2012:

	Interest	Cross Currency Interest		Foreign Exchange		Electricity		Equity	Commodity Derivative Instruments
($ thousands)	Rate Swaps	Rate Swap		Swaps		Swaps		Swap	Oil		Gas		Total

Deferred financial assets/(liabilities), beginning of period	$(1,039)	$(30,738)		$10,069		$1,086		$343	$101,031		$–		$80,752
Change in fair value gain/(loss)	356 (1)	(3,260	)(2)	(5,133	)(3)	(2,001	)(4)	2,746	(47,332	)(5)	(1,362	)(5)	(55,986)

Deferred financial assets/(liabilities), end of period	$(683)	$(33,998)		$4,936		$(915)		$3,089	$53,699		$(1,362)		$24,766

(1)
Recorded in finance expense.
(2)
Recorded in foreign exchange expense (loss of $2,505) and finance expense (loss of $756).
(3)
Recorded in foreign exchange expense.
(4)
Recorded in operating expense.
(5)
Recorded in commodity derivative instruments.
(6)
Recorded in equity based compensation expense.

ENERPLUS 2012 3rd QUARTER REPORT      33

The following table summarizes the change in fair value for the nine months ended September 30, 2012:

	Interest	Cross Currency Interest	Foreign Exchange		Electricity	Equity	Commodity Derivative Instruments
($ thousands)	Rate Swaps	Rate Swap	Swaps		Swaps	Swap	Oil		Gas		Total

Deferred financial assets/(liabilities), beginning of period	$(1,603)	$(46,317)	$6,642		$2,255	$–	$(19,611)		$–		$(58,634)
Change in fair value gain/(loss)	920 (1)	12,319 (2)	(1,706	)(3)	(3,170)	3,089	73,310	(5)	(1,362	)(5)	83,400

Deferred financial assets/(liabilities), end of period	$(683)	$(33,998)	$4,936		$(915)	$3,089	$53,699		$(1,362)		$24,766

(1)
Recorded in finance expense.
(2)
Recorded in foreign exchange expense (gain of $14,807) and finance expense (loss of $2,488).
(3)
Recorded in foreign exchange expense.
(4)
Recorded in operating expense.
(5)
Recorded in commodity derivative instruments.
(6)
Recorded in equity based compensation expense.

The following table summarizes the ending balances as at September 30, 2012:

	Interest	Cross Currency Interest	Foreign Exchange	Electricity	Equity	Commodity Derivative Instruments
($ thousands)	Rate Swaps	Rate Swap	Swaps	Swaps	Swap	Oil	Gas	Total

Current assets/(liabilities)	$(683)	$(16,937)	$(350)	$(915)	$1,179	$53,699	$(1,362)	$34,631
Non-current assets/(liabilities)	–	(17,061)	5,286	–	1,910	–	–	(9,865)

Total	$(683)	$(33,998)	$4,936	$(915)	$3,089	$53,699	$(1,362)	$24,766

The following table summarizes the income statement effects of Enerplus' commodity derivative instruments:

	Three months ended September 30,		Nine months ended September 30,
($ thousands)	2012	2011	2012	2011

Change in fair value gain/(loss)	$(48,694)	$121,584	$71,948	$115,004
Net realized cash gain/(loss)	7,914	(4,481)	2,328	(22,211)

Commodity derivative instruments gain/(loss)	$(40,780)	$117,103	$74,276	$92,793

(c) Risk Management

Commodity Price Risk

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts considered appropriate to a maximum of 80% of forecasted production volumes net of royalties.

Crude Oil Instruments:

At September 30, 2012 the fair value of Enerplus' crude oil derivative contracts represented an asset of $53,699,000 and the change in fair value of these contracts for the three and nine months ended September 30, 2012 represented an unrealized loss of $47,332,000 and an unrealized gain of $73,310,000 respectively.

34      ENERPLUS 2012 3rd QUARTER REPORT

The following table summarizes Enerplus' crude oil risk management positions at October 25, 2012:

Instrument Type	bbls/day	US$/bbl(1)

Oct 1, 2012 – Oct 31, 2012
WTI Swap	17,500	95.83
WTI Purchased Put	1,000	103.00
WTI Purchased Call	1,000	103.00
WTI Sold Put	2,000	65.00
WTI Sold Call	1,000	133.00
Brent – WTI Spread	3,000	13.71
Nov 1, 2012 – Dec 31, 2012
WTI Swap	17,500	95.83
WTI Purchased Put	1,000	103.00
WTI Purchased Call	1,000	103.00
WTI Sold Put	2,000	65.00
WTI Sold Call	1,000	133.00
Brent – WTI Spread	3,000	13.71
WCS Differential Swap	1,000	(12.25)
MSW Differential Swap	1,000	(1.75)
Jan 1, 2013 – Dec 31, 2013
WTI Swap	17,000	100.84
WTI Purchased Call	3,500	104.09
WTI Sold Put	4,500	63.33
WTI Sold Call	3,500	130.00

(1)
Transactions with a common term have been aggregated and presented as the weighted average price/bbl.

Natural Gas Instruments:

At September 30, 2012 the fair value of Enerplus' natural gas derivative contracts represented a liability of $1,362,000 and the change in fair value of these contracts for the three and nine months ended September 30, 2012 represented an unrealized loss of $1,362,000.

The following table summarizes Enerplus' natural gas financial contracts at October 25, 2012:

Instrument Type	MMcf/day	CDN$/Mcf

Jan 1, 2013 – Dec 31, 2013
AECO Swap	9.5	3.65
AECO Purchased Put	22.7	3.17

ENERPLUS 2012 3rd QUARTER REPORT      35

Enerplus also has the following physical gas contracts in place at October 25, 2012:

Instrument Type	MMcf/day	CDN$/Mcf

Oct 1, 2012 to Oct 31, 2012
Fixed Price	84.0	2.14
Costless Collar	24.0	2.17-2.89
Nov 1, 2012 to Dec 31, 2012
Costless Collar	14.2	2.12-2.91
AECO-NYMEX Basis	50.0	0.68
Jan 1, 2013 to Dec 31, 2013
AECO-NYMEX Basis	53.0	0.67
Jan 1, 2014 to Dec 31, 2014
AECO-NYMEX Basis	45.0	0.66

Electricity:

Enerplus is subject to electricity price fluctuations and it manages this risk by entering into forward fixed rate electricity derivative contracts on a portion of its electricity requirements. At September 30, 2012 the fair value of Enerplus' electricity contracts represented a liability of $915,000 and the change in fair value of these contracts for the three and nine months ended September 30, 2012 represented an unrealized loss of $2,001,000 and an unrealized loss of $3,170,000 respectively.

The following table summarizes Enerplus' electricity derivative contracts at October 25, 2012:

Instrument Type	MWh	CDN$/Mwh

Oct 1, 2012 – Dec 31, 2012
AESO Power Swap(1)	13.0	54.04
Jan 1, 2013 – Dec 31, 2013
AESO Power Swap(1)	9.0	66.08
Jan 1, 2014 – Dec 31, 2014
AESO Power Swap(1)	3.0	57.00

(1)
Alberta Electrical System Operator ("AESO") fixed pricing.

15. SUBSEQUENT EVENT

On November 1, 2012 Enerplus entered into an agreement to sell its working interest in certain non-core assets for proceeds of approximately $220,000,000. The transaction is expected to close in December 2012.

36      ENERPLUS 2012 3rd QUARTER REPORT